

May 19, 2011

Patrick J. Straka
Chief Financial Officer
CIB Marine Bancshares, Inc.
1930 W. Bluemound Road, Suite D
Waukesha, Wisconsin 53186

>**Re:** **CIB Marine Bancshares, Inc.**
>**Form 10-K for the Fiscal Year Ended December 31, 2010**
>**Filed March 25, 2011**
>**File No. 000-24149**

Dear Mr. Straka:

We have reviewed your filing and have the following comments. We believe you should revise your future filings in response to our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days or by advising us when you will provide the requested response. In your response, please tell us of your intent to include the requested revisions to your disclosures in future filings, provide us drafts of the intended revisions in your response and provide us any additional information requested in our comments. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing your responses to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Loans, page 38

Residential Real Estate, Home Equity and Other Consumer Loans, page 40

1. Please revise to disclose the underwriting criteria used to underwrite your home equity loans and lines of credit.

Purchased Home Equity Pools, page 40

2. Please revise here and in the footnotes to the financial statements to disclose how you considered the requirements of SOP 03-03 (ASU 310-30) in recording these acquisitions. Discuss the credit quality of these loans, including LTV ratios, geographic area(s) where

the collateral is located, FICO scores and other pertinent characteristics, such that it is clear what the risk associated with these acquisitions is.

Loan Review, page 42

3. Please revise to disclose how often outsider vendors review your loans, when the loans were last reviewed and what procedures management performs to validate the results of the reviews.

Allowance for Loan Losses, page 44

4. We note your disclosures and related information, including certain Guide III disclosures and information provided as part of your Management's Discussion and Analysis as it relates to your asset quality and the allowance for loan losses for the years presented. There are, however, various levels at which we are unclear how and why you determined that your periodic loan loss provisions and your allowance for loan loss ending balances were appropriate under GAAP for each of the last three years ended December 31, 2010, and for the quarterly periods during this time. In order for us to better understand the judgments and views management contemplated in making their ultimate determinations in this area, please tell us how the following factored in to your ultimate quarterly and year-end conclusions that both the provision for loan losses and the allowance for loan losses balances were appropriate at the time management prepared their financial statements:

- We note that for 2008, 2009 and 2010, both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses. Please explain how you concluded that the respective beginning allowance for loan loss balances were appropriate as these actions required you to take provisions exceeding $15 million in 2010, over $27 million in 2009 and $22 million in 2008. As management replenished the allowance for loan losses during these periods, please discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously.

- In order for us to have a full and complete understanding of how you have followed and applied your allowance for loan loss methodology in a manner consistent with GAAP and your specific accounting policies as they relate to loan classification, migration of loans through nonperforming loan categories, recognition of loan impairment and any appropriate and timely decreases in the fair value of collateral by way of incremental loan loss provisions and/or partial and full charge-offs of respective loans under review, please provide a timeline for the five largest charge-offs recognized in both 2009 and 2010 as well as your five largest nonaccrual loans at December 31, 2010:

- o Loan origination date, amount and classification;
- o Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification;
- o The underlying collateral supporting the loan;
- o The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs; and
- o Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residual loan balance, or current balance-especially for those currently in nonaccrual status, etc.

- Describe the kind of triggering events you considered when determining the amount and timing of your loan loss provisions. Given that there was rapid deterioration in economic conditions in a few quarters noted both nationally and regionally in the specific markets and states you operate in, primarily during late 2008 and early 2009, we are unclear why you would have a prolonged period of relatively high loan loss provisions for almost 12 quarters.

- Given the significant amount of nonperforming loans on your books, please address the impact of obtaining timely appraisals for those nonperforming loans or other alternative sources of fair value determination which you were required to obtain to appropriately value the collateral on a timely basis. Tell us whether or not you experienced any delays internally in identifying the actual loans/credits which required appraisals. While we note your appraisal policy as presented on page 43, it remains unclear to us how often you used alternative sources of value other than appraisals and how this may have impacted your overall valuation process, as well as the amount and timing of related loan loss provisions and charge-offs. If there have been significant variances in the total amount of "lapse time" from the time you order an appraisal to receipt during the last three years due to any internal or external factors, such as the number of nonperforming loans, availability of qualified appraisers to perform their work on a timely basis or any other significant contributing factors, please explain in a detailed and thorough manner with a view of how your financial statements have been impacted, etc. Please discuss on a disaggregated basis by the specific markets you operate in if you have had varying experiences in this regard.

- Regarding the adjustments you make to appraisals, please discuss in more detail how they are determined, how you validate them and discuss their effect on your allowance for loan losses and the provision in each period presented.

- Please provide us the charge-off rates for the purchased home equity loans for each quarter since the date of acquisition. Provide an expanded discussion of the "reserve" level for these loans as referenced in Note 2 to the financial statements on page 73.

5. Please revise here and in the footnotes to the financial statements to disclose whether management believes that the allowance for loan losses (ALL) is appropriate at each balance sheet date based on the requirements of US GAAP. The reference to adequacy of the ALL refers to whether the ALL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

6. We note the reference to footnote (1) in your tables of certain statistical information by portfolio segment; however, we are unable to locate the cross-reference(s). Please revise or advise.

Nonperforming Assets, Restructured Loans and Loans 90 Days or More Past Due and Still Accruing, page 49

7. Please revise to provide a more detailed discussion of when you return non-accrual TDR to accrual status.

Financial Statements

General

8. Please revise future filings to incorporate all the disclosures requirements of ASU 2010-20 into the footnotes of the financial statements. Disclosures under authoritative literature are required to be audited.

Note 4. Securities Available for Sale, page 77

9. Noting the unrealized loss on your trust preferred securities, please address the following:

(a) Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2010. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

(b) We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•   Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.
•   Deferrals and defaults:

       a. Please tell us in detail how you develop your estimate of future deferrals and defaults.

       b. Tell us how you consider the specific credit characteristics of the collateral underlying <u>each</u> individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned. Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

       c. Tell us and disclose in future filings your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

- Prepayment rate:

       a. Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).

       b. Tell us and disclose in future filings your prepayment assumption and how you determine it.

       c. If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

       d. Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

       e. If you used 0% as your assumption at December 31, 2010, please explain to us why you believe this is reasonable.

       f. If you used 0% as your assumption at December 31, 2010, please provide us a sensitivity analysis of the change in credit loss at December 31, 2010 if you used a 1% prepayment assumption.

(c) Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

(d) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Note 5 – Loans and Allowance for Loan Losses, page 83

10. We note your disclosure that you do not originate sub-prime loans or non-traditional residential real estate loans. Please expand this disclosure to specifically state whether you have in the past originated these types of loans and to specifically state whether or not you have any of these types of loans in your portfolio at each period presented in your financial statements.

11. Please revise to describe how management considers historical losses and existing economic conditions in the allowance for credit losses. Refer to ASC 310-10-50-11B for guidance.

12. Please revise to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

13. Please revise to disclose the amount of interest income that represents the change in present value attributable to the passage of time, or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Note 21. Fair Value, page 98

14. Please revise to clarify why you believe impaired loans and other real estate owned meet the criteria of ASC 820-10 for classification as Level 2 under the valuation hierarchy. It appears the adjustments made to appraisals and the other market information represent estimates that would result in a lowest level input that would equate with a Level 3 valuation classification. Please be specific in your response and, to the extent necessary, provide us your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3851.

Sincerely,

Paul Cline
Staff Accountant